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                     July 17, 2023

       Shai S. Even
       Chief Financial Officer
       Enviva Inc.
       7272 Wisconsin Ave. Suite 1800
       Bethesda, Maryland 20814

                                                        Re: Enviva Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed March 1, 2023
                                                            File No. 001-37363

       Dear Shai S. Even:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Manufacturing